

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

May 18, 2018

<u>Via E-mail</u>
Mr. Jeffrey A. Martin
Chief Financial Officer
Mueller Industries, Inc.
8285 Tournament Drive, Suite 150
Memphis, TN 38125

      Re: **Mueller Industries, Inc.**
              Form 10-K for the Fiscal Year Ended December 30, 2017
              Filed February 28, 2018
              File No. 1-6770

Dear Mr. Martin:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  /s/ W. John Cash

                  W. John Cash
                  Accounting Branch Chief
                  Office of Manufacturing and Construction